EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia	Global Sources Investor Contact in Asia

Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.	Global Sources Investor Contact in U.S.

James W.W. Strachan	Mary Magnani & Cathy Mattison
Tel: (480) 664-8309	LHA
e-mail: strachan@globalsources.com	Tel: (415) 433-3777 e-mail: mmagnani@lhai.com

Global Sources announces completion of planned management transition

- Peter Zapf moves to CIO Role -

- Brent Barnes assumes COO Role -

HONG KONG, Dec. 28, 2011 – Global Sources Ltd. (NASDAQ: GSOL) announced that the planned transitions of its Chief Operating Officer and Chief Information Officer roles will be completed and effective January 1, 2012.

Further to the company’s previous announcement in May 2011, Peter Zapf, Global Sources’ Chief Operating Officer, will transition into his new role as Chief Information Officer effective January 1, 2012, replacing Bill Georgiou. Georgiou is scheduled to retire as an employee at the end of February 2012, after which he is expected to remain as a consultant for a further period of time. Brent Barnes, the current General Manager of Content & Community Development, will replace Zapf in the COO role, also effective January 1, 2012.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

Over 1 million international buyers, including 85 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 40 office locations and a community of over 3 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.